Exhibit 99.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

DISPOSAL OF SHARES BY CERTAIN DIRECTORS OF THE COMPANY

The Company has been informed by the Selling Directors that they have entered into a conditional agreement with Citigroup dated 2 October, 2003 in respect of the placing of an aggregate of 113,640,000 existing Shares (representing approximately 3.10% of the issued share capital of the Company) at a price of HK$2.65 per Share through Citigroup.

At the request of the Company, trading of the Shares on the Main Board of the Stock Exchange was suspended at 2:36 p.m. on 2 October, 2003. Application has been made to the Stock Exchange for resumption of trading of the Shares with effect from 9:30 a.m. on 6 October, 2003.

DISPOSAL OF SHARES BY THE SELLING DIRECTORS

The Company has been informed by the Selling Directors that they have entered into a conditional agreement with Citigroup dated 2 October, 2003 in respect of the placing of an aggregate of 113,640,000 existing Shares (representing approximately 3.10% of the issued share capital of the Company) at a price of HK$2.65 per Share, which represents a discount of approximately 1.89% to the latest trading price per Share of HK$2.70 prior to the suspension of trading of the Shares on the Main Board of the Stock Exchange on 2 October, 2003, through Citigroup. The Company has also been informed by the Selling Directors that all such Shares have been conditionally sold by Citigroup to institutional, professional and other investors who are independent of the Directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates (in each case as defined in the Listing Rules) and, insofar as the Company is aware, that no person will become a substantial shareholder of the Company (as defined in the Listing Rules) solely as a result of the completion of the disposal of the Sale Shares by the Selling Directors (as described above).

The shareholding structure of the Company and other interest of the Selling Directors in the share capital of the Company, immediately prior to the signing of the Placing Agreement and immediately after the completion of the disposal of the Sale Shares was and will be as follows:

	Shares Held				Shares under Option

	Before
	Completion of	Shareholding	After Completion	Shareholding
	Disposal of the	percentage	of Disposal of the	percentage		Employee
Name of Shareholder	Sale Shares	(Approximately)	Sale Shares	(Approximately)	Call Options(1)	Options(2)

Selling Directors
Mr. He	35,045,000	0.956%	45,000	0.001%	84,464,788	2,338,000
Mr. Hong	26,640,000	0.727%	0	0%	84,464,788	2,338,000
Mr. Su	34,500,000	0.941%	14,500,000	0.396%	84,464,788	2,338,000
Mr. Wu	30,000,000	0.818%	0	0%	92,911,266	2,800,000
Mr. Yang	2,800,000	0.076%	800,000	0.022%	N/A	2,338,000

Sub-total:	128,985,000	3.518%	15,345,000	0.419%	346,305,630	12,152,000
Huachen	1,446,121,500	39.446%	1,446,121,500	39.446%	N/A	N/A
Public	2,090,946,400	57.036%	2,204,586,400 (3)	60.135%	N/A	N/A

Total:	3,666,052,900	100%	3,666,052,900	100%	346,305,630	12,152,000 (4)

Notes:

1.	The Call Options were granted by Huachen to Mr. Wu, Mr. Hong, Mr. Su and Mr. He, respectively, on 18 December, 2002 at an exercise price of HK$0.95 per Share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from 6 February, 2003. As at the Latest Practicable Date, none of the Call Options has been exercised by the Management Directors.

2.	The employee options were granted to the respective directors on 2 June, 2001 pursuant to the share option scheme adopted by the Company on 18 September, 1999 and each of such options may be exercised within a period of ten years from 2 June, 2001 at a subscription price of HK$1.896 per Share.

3.	This also includes the Sale Shares which are disposed of by the Selling Directors through Citigroup.

4.	In addition to the employee share options granted to the Selling Directors, there were also 5,676,000 share options which were granted to employees of the Company and/or its subsidiaries.

Citigroup is independent of and not connected with the directors, chief executive and substantial shareholders (as defined in the Listing Rules) of the Company and any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

COMPLETION OF THE DISPOSAL

Completion of the disposal of the Sale Shares is expected to take place on 6 October, 2003, or such other date as may be agreed by the Selling Directors and Citigroup. Upon completion of the disposal of the Sale Shares, the aggregate shareholding of the Selling Directors in the Company will be reduced from approximately 3.10% to approximately 0.42% of the issued share capital of the Company.

CALL OPTIONS AND PROCEEDS

The Company has been informed by the Management Directors that, as the Call Options are currently “in-the-money”, they will use part of the funds from the sale of their Sale Shares to acquire Shares pursuant to one or more exercises of the Call Options. In the event that such Call Options are so exercised, the Management Directors have confirmed to the Company that they will comply with the relevant disclosure requirements contained in Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) in respect of the same. The exercise of Call Options is entirely a matter for the relevant Management Directors concerned and there is no assurance that the Call Options will be exercised (whether in whole or in part).

LOCK-UP

The Company has been informed by the Management Directors that they have each undertaken to Citigroup that, during the period beginning on 2 October, 2003 and ending 6 months after such date, each of the Management Directors will not sell or otherwise dispose of any Shares which are held by the relevant Management Director or for his benefit as at 2 October, 2003 or any Shares that may be acquired by such Management Director upon the exercise of the Call Options which are held by him or for his benefit, without Citigroup’s prior written consent (which consent will not be unreasonably withheld or delayed).

GENERAL INFORMATION

The Company does not have any present intention of placing Shares in the near future nor does it expect any change in the composition of the its board of directors to result from the disposal of the Sale Shares by the Selling Directors.

At the request of the Company, trading of the Shares on the Main Board of the Stock Exchange was suspended at 2:36 p.m. on 2 October, 2003. Application has been made to the Stock Exchange for resumption of trading of the Shares with effect from 9:30 a.m. on 6 October, 2003.

DEFINITIONS

“Call Options”	:	The call options granted to the Management Directors by Huachen in respect of an aggregate of 346,305,630 Shares. Details of the Call Options have been disclosed in the joint announcement made by the Company, Huachen, (Chinese Financial Education Development Foundation)* and the Management Directors dated 19th December, 2002

“Citigroup”	:	Citigroup Global Markets Asia Limited

“Company”	:	Brilliance China Automotive Holdings Limited

“Director(s)”	:	The director(s) of the Company

“Huachen”	:	(Huachen Automotive Group Holdings Company Limited)*, the controlling shareholder of the Company

“HK$”	:	Hong Kong Dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	:	2 October, 2003, being the latest practicable date prior to the making of this announcement for ascertaining certain information contained herein

“Listing Rules”	:	The Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Management Directors”	:	Mr. He, Mr. Hong, Mr. Su and Mr. Wu, being the Selling Directors who also hold Call Options

“Mr. He”	:	Mr. HE Tao (also known as HO To), an executive Director

“Mr. Hong”	:	Mr. HONG Xing, an executive Director

“Mr. Su”	:	Mr. SU Qiang (also known as SO Keung), an executive Director

“Mr. Wu”	:	Mr. WU Xiao An (also known as NG Siu On), an executive Director

“Mr. Yang”	:	Mr. YANG Mao Zeng, an executive Director

“PRC”	:	The People’s Republic of China

“Sale Shares”	:	113,640,000 Shares, in aggregate, proposed to be disposed by the Selling Directors

“Selling Directors”	:	Mr. He, Mr. Hong, Mr. Su, Mr. Wu and Mr. Yang

“Share(s)”	:	Ordinary share(s) of nominal value of US$0.01 each in the capital of the Company

“Stock Exchange”	:	The Stock Exchange of Hong Kong Limited

Made by Order of the Board of Directors of Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong, 3 October, 2003

* For identification purposes only